Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada  V6C 2T5

Item 2. Date of Material Change

 July 8, 2019.

Item 3. News Release

       News Release dated July 8, 2019 was disseminated through CNW Group.

Item 4. Summary of Material Change

       The Company announced Sonny Newman is succeeding Robert Cheney as President and Chief Executive Officer of C21 Investments effective immediately.

Item 5.1  Full Description of Material Change

The Company announced Sonny Newman is succeeding Robert Cheney as President and Chief Executive Officer of C21 Investments effective immediately.

Sonny Newman is the Founder of Silver State Relief and Silver State Cultivation in Nevada, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company.  Mr. Newman was the sole owner of the Silver State companies when they were purchased by C21 Investments earlier this year and is today the largest shareholder of C21 Investments holding approximately 15.3% of the outstanding shares.  Mr. Newman's proven operational and financial discipline in the cannabis and other sectors shows his ability to build solid teams and make strategic investments into opportunistic markets.

"We would like to thank Robert for his tireless efforts and visionary leadership when building this leading cannabis firm," said Sonny Newman.  "We are grateful that Robert will remain on our Board of Directors and continue to provide his invaluable counsel."

In his role as President and CEO of C21 Investments, Mr. Newman has agreed that he will not be a member of the Board of Directors in recognition of his shareholder status and financial arrangements with C21 Investments.

"Sonny knows how to operate a highly successful cannabis business and we share the same vision for C21 Investments," said Robert Cheney.  "Shareholders can be assured that Sonny will continue to integrate our existing businesses and aggressively grow the operations to increase shareholder value."

See news release dated July 8, 2019, issued concurrently with this news release, concerning the restructuring of the Silver State debt

A full copy of the news release is attached hereto as Schedule "A".

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Michael Kidd, Chief Financial Officer
Telephone:  (604) 718-2800

Item 9. Date of Report

 July 9, 2019